UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Biofrontera Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09077D 100

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077D 100	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Biofrontera AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 8,000,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.8% (See Note 1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

Note 1: The denominator for this calculation is based on 17,104,749 shares of Biofrontera Inc. common stock outstanding as of December 28, 2021, as reported in Biofrontera Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 29, 2021.

CUSIP No. 09077D 100	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Biofrontera Inc.

(b)	Address of Issuer’s Principal Executive Offices 120 Presidential Way, Suite 330 Woburn, MA 01801

Item 2.

(a)	Name of Person Filing Biofrontera AG

(b)	Address of the Principal Office or, if none, residence Hemmelrather Weg 201, D-51377 Leverkusen Germany

(c)	Citizenship Germany

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 09077D 100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 09077D 100	13G	Page 4 of 5 Pages

Item 4. Ownership.

Explanatory Note: Prior to November 2, 2021, Biofrontera Inc. was a wholly owned subsidiary of the Reporting Person. On November 2, 2021, Biofrontera Inc. consummated its initial public offering (“IPO”) of 3,600,000 units, each consisting of (i) one share of common stock of Biofrontera Inc. and (ii) one warrant entitling the holder to purchase one share of Biofrontera Inc.’s common stock at an exercise price of $5.00 per share. The underwriters in the IPO exercised in full their option to purchase up to an additional 540,000 warrants to cover over-allotments. Immediately following the IPO, the Reporting Person owned 8,000,000 shares, or approximately 70.0%, of Biofrontera’s 11,600,000 then outstanding shares. On December 3, 2021, Biofrontera Inc. agreed to sell in a private placement to a single institutional investor, (i) 1,350,000 shares of Biofrontera Inc.’s common stock, (ii) a common stock purchase warrant to purchase up to 2,857,143 shares of Biofrontera Inc.’s common stock and (iii) a pre-funded common stock purchase warrant to purchase up to 1,507,143 shares of Biofrontera Inc.’s common stock. As of December 31, 2021, there were 17,104,749 shares of Biofrontera Inc.’s common stock outstanding as a result of the private placement and the exercise of a portion of the warrants issued in the private placement and the IPO.

(a)	Amount beneficially owned: 8,000,000 shares of Biofrontera Inc.’s common stock

(b)

Percent of class:

46.8%, The percent of class is based on a denominator of 17,104,749 shares of Biofrontera Inc. common stock outstanding as of December 28, 2021, as reported in Biofrontera Inc.’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 29, 2021.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote . 8,000,000

	(ii)	Shared power to vote or to direct the vote . 0

	(iii)	Sole power to dispose or to direct the disposition of . 8,000,000

	(iv)	Shared power to dispose or to direct the disposition of . 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 09077D 100	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

BIOFRONTERA AG

By:	/s/ Ludwig Lutter
Name:	Ludwig Lutter
Title:	Chief Financial Officer